UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January 2025

Commission File Number: 001-40306

UTime Limited

7th Floor, Building 5A

Shenzhen Software Industry Base

Nanshan District, Shenzhen, 518061

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Explanatory Note

UTime Limited (the “Company”) is furnishing this Form 6-K to provide its financial results for the six months ended September 30, 2024.

The Company hereby furnishes the following documents as exhibits to this report: “Unaudited Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2024 and 2023” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations”.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form F-3 (Registration No. 333-278912), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

Exhibits

Exhibit No.	Description
99.1	Unaudited Condensed Consolidated Financial Statements for the Six Months Ended September 30, 2024 and 2023
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities and Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

UTIME LIMITED

Date: January 15, 2025	By:	/s/ Hengcong Qiu
	Name:	Hengcong Qiu
	Title:	Chief Executive Officer

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